SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             --------------------

                                SCHEDULE 14D-9*
               Solicitation/Recommendation Statement Pursuant to
            Section 14(D)(4) of the Securities Exchange Act of 1934

                               AMENDMENT NO. 10

                          PROLER INTERNATIONAL CORP.
                           (Name of Subject Company)

                          PROLER INTERNATIONAL CORP.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Including Associated Rights)
                        (Title of Class of Securities)

                                  743396-10-3
                     (CUSIP Number of Class of Securities)

                              BRUCE W. WILKINSON
                            CHIEF EXECUTIVE OFFICER
                          PROLER INTERNATIONAL CORP.
                                4265 SAN FELIPE
                                   SUITE 900
                             HOUSTON, TEXAS  77027
                                (713) 627-3737

          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  COPIES TO:

                              GEOFFREY K. WALKER
                               KATHLEEN M. KOPP
                     MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                 700 LOUISIANA
                             HOUSTON, TEXAS  77002
                                (713) 225-7000

*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.
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      This Amendment No. 10 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996, (as heretofore amended, the "Schedule 14D-9") and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal. The purpose of this Amendment No. 10 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 10 with the same meanings as provided in the Schedule 14D-9.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 of the Schedule 14D-9 is amended to add the following to section
(d) thereof:

      On November 14, 1996, the Company announced that it received on November 13, 1996 a revised proposal from Hugo Neu Corporation ("HNC") to acquire all of the outstanding shares of the Company's stock at a cash price of $8.25 per share. HNC's revised proposal stated that it was not subject to any financing condition. After considering Schnitzer's waiver of conditions to its offer received by the Company on November 13, 1996 (discussed in (g) below), the revised HNC proposal and other relevant matters, the Company's Board of Directors determined that the Schnitzer offer continued to be superior to the HNC proposal. The Company also announced that its officers and advisors would meet with HNC on November 14, 1996 to obtain financial information about HNC and information about the status of its financing and would negotiate with HNC regarding the terms and conditions of its revised proposal. A copy of the Company's press release announcing Schnitzer's waiver of certain conditions to its tender offer (discussed in (g) below) and the Company's Board of Directors' determinations regarding the revised HNC proposal is attached hereto as Exhibit 22 and is incorporated herein by reference.

      Item 8 of the Schedule 14D-9 is amended to add the following section (g) thereof:

      (g) On November 14, 1996, the Company announced that it received on November 13, 1996 a written waiver from Schnitzer of certain conditions to Schnitzer's completion of its tender offer under the Merger Agreement. Schnitzer waived its right to terminate the tender offer in the event of (i) any past or prospective event having a material adverse effect on the Company, (ii) any past or prospective breach by the Company of any representations or warranties made to Schnitzer in the Merger Agreement, and (iii) any past default by the Company in performing or complying with any obligations, covenants or agreements with Schnitzer contained in the Merger Agreement. Schnitzer also eliminated, as a condition to its second step merger, the condition that there be no litigation against the Company or Schnitzer seeking to prevent the merger.

      Schnitzer's waiver of conditions was subject to the Company's Board of Director's determination that Schnitzer's offer, with the waiver of conditions set forth in Schnitzer's letter, was superior to HNC's revised proposal received by the Company on November 13, 1996 (discussed in (d) above). On November 13, 1996, after considering Schnitzer's waiver of conditions, the revised HNC proposal and other relevant matters, the Company's Board of Directors determined that the Schnitzer offer continued to be superior to the Hugo Neu proposal.

      A copy of Schnitzer's November 13, 1996 letter waiving certain conditions to the tender offer for the Company's stock under the Merger Agreement is attached hereto as Exhibit 23 and is incorporated herein by reference. A copy of the Company's November 13, 1996 letter advising Schnitzer that the Company's Board of

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Directors had determined that Schnitzer's offer was superior to HNC's revised proposal is attached hereto as Exhibit 24 and is incorporated herein by reference. A copy of the Company's press release announcing Schnitzer's waiver of certain conditions to its tender offer and the Company's Board of Directors' determinations regarding the revised HNC proposal is attached hereto as Exhibit 22 and is incorporated herein by reference.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                         DOCUMENT

Exhibit 22 -   Press Release issued by Proler International Corp. dated November
               14, 1996.

Exhibit 23 -   Letter to the Company from Hugo Neu Corporation dated November
               13, 1996, revising its proposal to acquire the Company.

Exhibit 24 -   Letter to the Company from Schnitzer Steel Industries, Inc. dated
               November 13, 1996, waiving certain conditions to its tender offer for the Company's stock.

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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROLER INTERNATIONAL CORP.

                                    By:   BRUCE W. WILKINSON
                                      /s/ BRUCE W. WILKINSON
                                    PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  November 14, 1996

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